SCHEDULE 13G

Amendment No. 3
Bank of New York Company Incorporated
common stock
Cusip # 064057102
Filing Fee: No


Cusip # 064057102
Item 1:   Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:   Commonwealth of Massachusetts
Item 5:   1,425,959
Item 6:   None
Item 7:   9,632,851
Item 8:   None
Item 9:   9,632,851
Item 11:  9.98%
Item 12:  HC




Cusip # 064057102
Item 1:   Reporting Person - Edward C. Johnson 3d - (Tax ID:
###-##-####)
Item 4:   United States of America
Item 5:   None
Item 6:   None
Item 7:   9,632,851
Item 8:   None
Item 9:   9,632,851
Item 11:  9.98%
Item 12:  IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).    Name of Issuer:

         Bank of New York Company Incorporated

Item 1(b).    Name of Issuer's Principal Executive Offices:

         48 Wall Street
         New York, NY  10286

Item 2(a).    Name of Person Filing:

         FMR Corp.

Item 2(b).    Address or Principal Business Office or, if None,
Residence:

         82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).    Citizenship:

         Not applicable

Item 2(d).    Title of Class of Securities:

         Common Stock

Item 2(e).    CUSIP Number:

         064057102

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-
1(b)(ii)(G).  (Note:  See Item 7).

Item 4.  Ownership

         (a)  Amount Beneficially Owned:    9,632,851

         (b)  Percent of Class:   9.98%

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:
    1,425,959

              (ii)  shared power to vote or to direct the vote:
    None

              (iii) sole power to dispose or to direct the
disposition of:    9,632,851

              (iv)  shared power to dispose or to direct the
disposition of:    None




Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

         Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Bank of New York Company Incorporated. No one person's interest in the common stock of Bank of New York Company Incorporated is more than five percent of the total outstanding common stock.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company.

         See attached Exhibit(s) A, B, and C.

Item 8.  Identification and Classification of Members of the
Group.

         Not applicable, see attached Exhibit A.

Item 9.  Notice of Dissolution of Group.

         Not applicable.


Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    February 11, 1994
Date



    /S/Arthur S. Loring
Signature



    Arthur S. Loring, Vice
President
Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

    Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 7,721,399 shares or 8.00% of the common stock outstanding of Bank of New York Company Incorporated ("the Company") as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940, and as a result of acting as sub-advisor to American Values IV (Bermuda) Ltd. ("AVIV") and Domestic Values Fund (the "FMR Account"). The number of shares of common stock of Bank of New York Company Incorporated owned by the investment companies at December 31, 1993 included 1,805,774 shares of common stock resulting from the assumed conversion of $70,607,000 principal amount 7.5% Convertible Subordinated Debentures (25.575 shares of common stock for each $1,000 principal amount of debenture), 310,288 shares of common stock resulting from the assumed conversion of 336,100 shares of the 7.75% Convertible Preferred Stock (0.9232 shares of common stock for each share of the Convertible Preferred Stock), and 502,500 shares of common stock resulting from the assumed conversion of 502,500 shares of the Warrants (1 share of common stock for each Warrant).

    AVIV is a closed end investment company established under the Companies Act, 1981 of Bermuda, as amended. Its principal office is at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda. The investment manager of AVIV is Fidelity International Limited. The FMR Account is maintained by FMR Corp. and invests pari passu with AVIV.

    Edward C. Johnson 3d, FMR Corp., through its control of
Fidelity, and the Funds each has sole power to dispose of the 7,671,399 shares owned by the Funds.

    Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR
Corp., has the sole power to vote or direct the voting of the Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds' Boards of Trustees.

    FMR Corp., through its control of Fidelity, and AVIV each has sole power to vote and to dispose of the 40,000 shares owned by AVIV. FMR Corp., through its control of Fidelity, and the FMR Account each has sole power to vote and to dispose of the 10,000 shares owned by the FMR Account.

    Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 1,822,152 shares or 1.89% of the common stock outstanding of the company as a result of its serving as investment manager of the institutional account(s). The number of shares of common stock of Bank of New York Company Incorporated owned by the institutional account(s) at December 31, 1993 included 523,699 shares of common stock resulting from the assumed conversion of $20,477,000 principal amount of the Convertible Subordinated Debentures described above.

    FMR Corp., through its control of Fidelity Management Trust Company, has sole dispositive power over 1,822,152 Shares and sole power to vote or to direct the voting of 1,286,659 shares, and no power to vote or to direct the voting of 535,493 Shares of common stock owned by the institutional account(s) as reported above.

    Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp. voting common stock. These Johnson family members, through their ownership of voting common stock, form a controlling group with respect to FMR Corp.

    Fidelity International Limited, Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies (the "International Funds") and certain institutional investors. Fidelity International Limited is the beneficial owner of 129,300 shares or 0.13% of the common stock outstanding of the company, which includes 40,000 or 0.04% of the common stock outstanding of the company owned by AVIV. The number of shares of common stock of Bank of New York Company Incorporated owned by the investment companies at December 31, 1993 included 40,000 shares of common stock resulting from the assumed conversion of 40,000 shares of the Warrants (1 share of common stock for each Warrant).
Additional information with respect to the beneficial ownership of Fidelity International Limited is shown on Exhibit B, page 10.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


    Pursuant to instructions in Item 7 of Schedule 13G, this Exhibit has been prepared to identify Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a Bermudian joint stock company incorporated for an unlimited duration by private act of the Bermuda Legislature (FIL) and an investment adviser to various investment companies (the "International Funds") and certain institutional investors, as a beneficial owner of the 129,300 shares or 0.13% of the common stock outstanding of Bank of New York Company Incorporated, which includes 40,000 or 0.04% of the common stock outstanding of the company owned by AVIV. The number of shares of common stock of Bank of New York Company Incorporated owned by the investment companies at December 31, 1993 included 40,000 shares of common stock resulting from the assumed conversion of 40,000 shares of the Warrants (1 share of common stock for each Warrant).

    Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity Management & Research Company (Fidelity), a wholly-owned subsidiary of FMR Corp. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR Corp. FIL currently operates as an entity independent of FMR Corp. and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliated company of Fidelity, are non-U.S. entities.

    A partnership controlled by Edward C. Johnson 3d and members of his family owns shares of FIL voting stock with the right to cast approximately 48.879% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities. FMR Corp. and FIL are managed independently and their Boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and their clients are different organizations.

    FMR Corp. and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR Corp. is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR Corp. and FIL on a joint basis.

    FIL may continue to have the International Funds or other accounts purchase shares subject to a number of factors, including, among others, the availability of shares for sale at what FIL considers to be reasonable prices and other investment opportunities that may be available to the International Funds.

    FIL intends to review continuously the equity position of the International Funds and other accounts in the Company. Depending upon its future evaluations of the business and prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, FIL may determine to cease making additional purchases of shares or to increase or decrease the equity interest in the Company by acquiring additional shares, or by disposing of all or a portion of the shares.

    FIL does not have a present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

    FIL has the sole power to vote and the sole power to dispose of 89,300 shares. FIL, FMR Corp., through its control of Fidelity, and AVIV, each has sole power to dispose of the 40,000 shares held by AVIV. FMR Corp., through its control of Fidelity, and AVIV each has sole power to vote and to dispose of the 40,000 shares owned by AVIV.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(e)  AGREEMENT

    The undersigned persons, on February 11, 1994, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Bank of New York Company Incorporated at December 31, 1993.

    FMR Corp.
    By   /S/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
         Edward C. Johnson 3d
    By   /S/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney
dated 5/17/89
On File with Schedule
13G for
Airborne Freight Corp.
9/10/91
    Fidelity Management & Research
Company
    By   /S/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General
Counsel